Mail Stop 0610							March 14, 2006

Hoi-ho Kui
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F, HITEC
1 Trademark Drive
Kowloon Bay, Hong Kong

Re:	Golden Health Holdings, Inc.
	Revised Preliminary Information Statement on Schedule 14C
      Filed March 9, 2006
	File No. 0-25845

Dear Mr. Kui:

      We have conducted a limited review of your revised filing solely with respect to your intended use of newly authorized common and preferred stock and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to the articles of incorporation to increase the number of authorized shares of common stock, page 5

1. We note your statement that "currently, there are no plans, arrangements, agreements or understandings in place with respect to the issuance of the newly authorized common stock." This statement appears to contradict a previous statement that the increase in authorized shares will allow you to satisfy your obligations with respect to the acquisition of Joy Power. Please revise to state, if true, that with the exception of the number of shares necessary to complete the acquisition of Joy Power (please state the number), you have no current plans, arrangements, agreements or understandings with respect to the issuance of the newly authorized shares of common stock.

2. Please expand the discussion on page 7 concerning the proposed increase in the number of authorized shares of preferred stock to explain why the board designated only 50,000 shares of series A convertible preferred stock in connection with the sale of 129,100 of such shares. To the extent the convertible preferred is convertible into common stock, please discuss the conversion ratio and the aggregate number of common shares in which the class A preferred can be converted.

******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		Please contact John L. Krug, Senior Counsel, at (202)
942-
2979, or me at (202) 942-1840 with any questions.


Sincerely,


Jeffrey Riedler
Assistant Director








cc: Lynne Bolduc, Esquire
      Registered Agent Solutions, Inc.